Exhibit 7.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended
	2009(2)	2008(2)	2007	2006	2005
	(in millions of EUR except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	(4,914)	(15,474)	496	2,260	5,684
Add: fixed charges	2,945	5,859	7,280	6,792	7,261
Earnings before taxes and fixed charges	(1,969)	(9,615)	7,776	9,052	12,945

Fixed charges	2,945	5,859	7,280	6,792	7,261

Ratio of earnings to fixed charges	(0.67)	(1.64)	1.07	1.33	1.78

Including interest on deposits(1)
Fixed charges as above	2,945	5,859	7,280	6,792	7,261
Add: interest on deposits	5,702	10,438	10,859	8,325	15,654
Total fixed charges and interest on deposits	8,647	16,297	18,139	15,117	22,915

Earnings before taxes and fixed charges	(1,969)	(9,615)	7,776	9,052	12,945
Add: interest on deposits	5,702	10,438	10,859	8,325	15,654
Earnings before taxes and fixed charges and interest on deposits	3,733	823	18,635	17,377	28,599

Ratio of earnings to fixed charges	0.43	0.05	1.03	1.15	1.25

(1)	Deposits include Banks and Total customer accounts.

(2)
The earnings for the years ended December 31, 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.  The coverage deficiencies for total fixed charges excluding interest on deposits for the years ended December 31, 2009 and 2008 were €4,914 and €15,474, respectively.  The coverage deficiencies for total fixed charges including interest on deposits for the years ended December 31, 2009 and 2008 were €4,914 and €15,474, respectively.

(3)
According to IFRS the income statement figures of 2007 and 2006 have been restated for the qualifying discontinued operations arising in 2008. The 2005 figures have not been restated for discontinued operations arising in 2008 and 2007. As a result the applicable ratios throughout the years are not comparable.